SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                     ___________________________________
                                SCHEDULE 13D
                               (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                             (Amendment No. 6){1}

                       AMERIQUEST TECHNOLOGIES, INC.
_______________________________________________________________________________
                             (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
_______________________________________________________________________________
                      (Title of Class of Securities)

                                03070P 10-3
_______________________________________________________________________________
                              (CUSIP Number)

                           KLAUS H. JANDER, ESQ.
                            ROGERS & WELLS LLP
                              200 PARK AVENUE
                         NEW YORK, NEW YORK 10166
                              (212) 878-8000
_______________________________________________________________________________
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               JULY 17, 1998
_______________________________________________________________________________
          (Date of Event Which Requires Filing of This Statement)


               If  the  filing  person  has previously filed a statement on
     Schedule 13G to report the acquisition  which  is  the subject of this
     Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box <square>.

               NOTE.   Schedules  filed  in  paper  format  shall include a
     signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following pages)

                             (Page 1 of 6 Pages)


__________________________
     {1} The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES.)

                                                  13D



CUSIP NO. 03070P 10-3                                         PAGE 2 OF 6 PAGES


  1            NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Computer 2000 AG
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                              (A) <checked-box>
                                                                                              (B) <square>
  3            SEC USE ONLY

  4            SOURCE OF FUNDS*

                      WC
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(C) OR 2(E)  <square>

  6            CITIZENSHIP OR PLACE OF ORGANIZATION

                      Federal Republic of Germany
                                                7           SOLE VOTING POWER

                                                                   0
         NUMBER OF
          SHARES                                8           SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                                  0
           EACH
         REPORTING                              9           SOLE DISPOSITIVE POWER
          PERSON
           WITH                                                    0

                                               10           SHARED DISPOSITIVE POWER

                                                                   0
 11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                           <square>

                      0
 12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                 <square>

 13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.0%
 14            TYPE OF REPORTING PERSON*

                      HC/CO




                                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                  13D


CUSIP NO. 03070P 10-3                                         PAGE 3 OF 6 PAGES


  1            NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Computer 2000, Inc.
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (A) <checked-box>
                                                                                               (B) <square>
  3            SEC USE ONLY

  4            SOURCE OF FUNDS*

                      WC
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(C) OR 2(E) <square>

  6            CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
                                                7           SOLE VOTING POWER

                                                                   0
         NUMBER OF
          SHARES                                8           SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                                  0
           EACH
         REPORTING                              9           SOLE DISPOSITIVE POWER
          PERSON
           WITH                                                    0

                                               10           SHARED DISPOSITIVE POWER

                                                                   0
 11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                          <square>

                      0
 12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                <square>

 13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0%
 14            TYPE OF REPORTING PERSON*

                      HC/CO




                                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 6 ("Amendment No. 6") to the Statement on Schedule 13D dated November 14, 1994 (the "Schedule 13D") is filed by Computer 2000 AG and Computer 2000, Inc. in connection with their beneficial ownership of Common Stock of AmeriQuest Technologies, Inc., a Delaware corporation (the "Common Stock"). Schedule 13D as previously amended by Amendment No. 1, dated August 7, 1995, by Amendment No. 2, dated March 29, 1996, by Amendment No. 3, dated April 14, 1997, by Amendment No. 4, dated May 6, 1997, and by Amendment No. 5, dated July 6, 1998, is hereby amended as set forth below.


ITEM 4.   PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

Pursuant to that certain Disposition and Reorganization Agreement, dated July 2, 1998, by and among the Issuer, Computer 2000 AG, Sub and The Listen Group LLC, a Delaware limited liability company (the "Disposition Agreement"), on July 17, 1998, C2000 and Sub disposed of (a) 36,349,878 shares of Common Stock, representing approximately 54% of the issued and outstanding shares of Common Stock; (b) 300,000 shares of Series H Cumulative Convertible Preferred Stock, par value $0.01 per share, convertible into 41,958,042 shares of Common Stock (the "Preferred Stock") representing 100% of the issued and outstanding shares of Preferred Stock;
(c) achievement warrants equivalent to 7,035,280 shares of Common Stock; and (d) a maintenance option equivalent to 2,357,235 shares of Common Stock.

As the result of the closing on July 17, 1998 under the Disposition Agreement, C2000 and Sub no longer hold any beneficial interest in any securities of the Issuer.


ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 of Schedule 13D are hereby amended in their entirety to read as follows:

(a) As of the date of this Amendment No. 6, neither C2000 nor Sub is the beneficial owner of any class of securities of the Issuer.

(b) As of the date of this Amendment No. 6, neither C2000 nor Sub has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole or shared power to dispose of or to direct the disposition of, any shares of any class of securities of the Issuer.

(c)  Pursuant to the Disposition Agreement, on July 17, 1998, C2000 and Sub
(i) sold 36,349,878 shares of Common Stock, representing approximately 54% of the issued and outstanding shares of Common Stock, to Listen Group Partners LLC for an aggregate purchase price of $1.00; (ii) contributed 300,000 shares of Preferred Stock, convertible into 41,958,042 shares of Common Stock, representing 100% of the issued and outstanding shares of Preferred Stock to the capital of the Issuer; (c) contributed achievement warrants equivalent to 7,035,280 shares of Common Stock to the capital of the Issuer; and (d) contributed a maintenance option equivalent to

                          Page 4 of 6 Pages

2,357,235 shares of Common Stock to the capital of the Issuer. The closing took place at the Philadelphia offices of Morgan, Lewis & Bockius LLP, outside counsel to the Issuer.

Paragraph (e) of Item 5 of Schedule 13D is hereby amended in its entirety to read as follows:

(e) On July 17, 1998, C2000 and Sub ceased to be the beneficial owners of more than 5% of any class of securities of the Issuer.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The closing under the Disposition Agreement occurred on July 17, 1998. The Disposition Agreement was filed as Exhibit L to Amendment No. 5 to Schedule 13D and is hereby incorporated by reference in answer to Item 6 of this Amendment No. 6.



                         PAGE 5 OF 6 PAGES

                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              Dated:  July 17, 1998




                              COMPUTER 2000 AG

                              By: /s/Manfred Guenzel
                              Name:  Manfred Guenzel
                              Title: Member of the Executive Board

                              By: /s/ Dr. Harry Krischik
                              Name:  Dr. Harry Krishick
                              Title: Member of the Executive Board


                              COMPUTER 2000, INC.


                              By: /s/ Martin E. Loeffler
                              Name:  Martin E. Loeffler
                              Title: President

                              By: /s/ Richard E. Obermaier
                              Name:  Richard E. Obermaier
                              Title: Corporate Secretary